P.E. 1/31/02

02014515

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JANUARY, 2002

IMA Exploration Inc.
(Translation of registrant s name into English)

0-30464
(SEC File Number)

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMA Exploration Inc.
(Registrant)

Date January 17, 2002

By /s/ William Lee
(Signature)*
Name: William Lee
Title: Director

*Print the name and title of the signing officer under his signature.

IMA EXPLORATION INC.

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
tel: (604) 687-1828 • fax: (604) 687-1858 • toll free: 1-800-901-0058
Internet: www.imaexploration.com • e-mail: info@imaexploration.com

January 17, 2002 CDNX SYMBOL: IMR

NEWS RELEASE

IMA Prepares For Drilling On Rio Tabaconas Gold Project In Peru

IMA Exploration Inc. (IMR:CDNX) is pleased to announce that following extremely encouraging results from Phase I drilling which intersected high to bonanza gold grades, the Company is now mobilizing an aggressive follow-up exploration campaign.

The pre-drilling exploration program will focus on further defining drill targets on the property's most advanced gold zones, Tablon and Cerro Las Minas. It will also systematically test numerous other known and highly prospective gold targets on the property. This exploration program will include 20 line kilometers of ground magnetometer and IP/Resistivity surveys, detailed mapping, trenching, soil sampling, a structural geology study, regional exploration and drill site preparation.

On the Tablon zone, a fall 2001 Phase I drill program confirmed that the system hosts high to bonanza gold grades over mineable widths, including: **18.0 g/t gold over 16.4 meters**, with 118 g/t gold over 2.15 meters (estimated true width of 7 meters), **8.8 g/t over 25.42 meters** (estimated true width of 11.5 meters), **5.3 g/t gold over 17.09 meters** (estimated true width of 11.3 meters) and **4.9 g/t gold over 14.11 meters** (estimated true width of 10 meters). Mineralization is indicated along a 2 km strike length and the target is open for several hundred meters to the north, open to the south, and towards Cerro Las Minas (located 1.5 kilometers to the southeast). The pre-drilling program will concentrate on the several open extensions of the high to bonanza grade gold mineralization identified by the Phase I drill program.

The Cerro Las Minas gold zone is a 1 kilometer wide circular area containing widespread gold mineralization. Several targets on Minas have been identified by initial exploration, including: a **300 x 400 meter soil anomaly averaging greater than 1.0 g/t gold**, underground samples in old workings **up to 38 g/t gold**, and several siliceous, diatreme-like breccias up to 800 meters in width. Cerro Las Minas has never been drilled and will be included in the upcoming Phase II drill program as a high priority target.

For a more detailed description of previous exploration including detailed drill intercepts, surface results, and target locations on the Rio Tabaconas property please visit the Company's web site at www.imaexploration.com, or contact call the Company at 1-800-901-0058.

The Company would like to acknowledge the strong financial support received by its shareholders during the very stringent and difficult times over the last few years. This support has enabled management to accumulate and advance important gold projects in both Peru and Argentina, making IMA a very well positioned Junior explorer capable of taking full advantage of an improving mining market to maximize shareholder value.

ON BEHALF OF THE BOARD

"Gerald G. Carlson"

Dr. Gerald G. Carlson, Chairman

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

Cautionary Note to US Investors:

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

2002 Number 2